Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2022 RESULTS

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Global Inflationary Pressures, Inventory Adjustments and Macro Weakness Adversely Impact Revenue, Gross Margin and Utilization Level
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US$165.3 Million in Revenue Compared to US$215.6 Million in 2Q22
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15.5% Gross Margin Compared to 25.4% in 2Q22
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Net Earnings of NT$0.92 per Basic Common Share or US$0.58 per Basic ADS Compared to Net Earnings of NT$1.82 per Basic Common Share or US$1.14 per Basic ADS in 2Q22
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Strong Financial Position and Liquidity with NT$7,468.3 Million or US$235.0 Million Balance of Cash and Cash Equivalents

Hsinchu, Taiwan – November 3, 2022 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the third quarter ended September 30, 2022, which were adversely impacted by global inflationary pressures, inventory adjustments and macro weakness. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$31.78 against US$1.00 as of September 30, 2022.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the third quarter of 2022 was NT$5,254.0 million or US$165.3 million, a decrease of 23.3% from NT$6,851.7 million or US$215.6 million in the second quarter of 2022 and a decrease of 26.6% from NT$7,161.0 million or US$225.3 million for the same period in 2021.

Net non-operating income in third quarter of 2022 was NT$403.3 million or US$12.7 million, compared to NT$308.9 million or US$9.7 million in the second quarter of 2022, and NT$147.5 million or US$4.6 million in the third quarter of 2021. Third quarter 2022 results benefitted from foreign exchange gains of NT$74 million or US$2.3 million and the decrease of loss on valuation of financial assets at fair value through profit or loss of NT$18 million or US$0.6 million compared to the prior quarter. The increase compared to the third quarter of 2021 reflects the higher foreign exchange gains of NT$301 million or US$9.5 million and partially offset by the increase of loss on valuation of financial assets at fair value through profit or loss of NT$44 million or US$1.4 million.

Net profit attributable to equity holders of the Company for the third quarter of 2022 was NT$671.8 million or US$21.1 million, and NT$0.92 or US$0.03 per basic common share, as compared to NT$1,320.6 million or US$41.6 million, and NT$1.82 or US$0.06 per basic common share in the second quarter of 2022, and NT$1,398.9 million or US$44.0 million, and NT$1.93 or US$0.06 per basic common share in the third quarter of 2021. Net earnings for the third quarter of 2022 were US$0.58 per basic ADS, compared to US$1.14 per basic ADS for the second quarter of 2022 and US$1.21 per basic ADS in the third quarter of 2021.

Free cash flow for the first nine months of 2022 was negative NT$427.9 million or US$13.5 million, with a balance of cash and cash equivalents was NT$7,468.3 million or US$235.0 million.

Third Quarter 2022 Investor Conference Call / Webcast Details

Date: Thursday, November 3, 2022

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 588338 #

Webcast of Live Call and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.